UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
Consolidated Financial Results
CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
OPERATING SEGMENT INFORMATION
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 30, 2007

Makita Corporation
Consolidated Financial Results
for the nine months
ended December 31, 2006
(U.S. GAAP Financial Information)
(English translation of “ZAIMU/GYOSEKI NO GAIKYO”

originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
January 30, 2007
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
1. Notes to consolidated financial statements for the nine months ended December 31, 2006
(1)	Adoption of simplified accounting methods: None.

(2)	Accounting policy changes since the year ended March 31, 2006: None.

(3)	Change in scope of consolidation and equity method: Consolidation (Excluded) 1: Makita Fastenings Corporation
2. Results of the nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the nine months		For the nine months		For the year ended
	ended December 31, 2005		ended December 31, 2006		March 31, 2006

		%		%		%
Net sales	165,773	15.3	202,689	22.3	229,075	17.6
Operating income	35,552	39.2	35,464	(0.2)	45,778	45.8
Income before income taxes	38,738	43.0	36,489	(5.8)	49,143	50.7
Net income	34,440	82.9	25,435	(26.1)	40,411	82.6
	Yen
Net income per share:
Basic	239.59		176.99		281.15
Diluted	239.59		176.99		281.15

Notes:	1.	Amounts of less than one million yen have been rounded.

	2.	The table above shows the change in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
[Qualitative information on consolidated financial results]
     While the market demand declined in the U.S., the addition of domestic air tools related sales — the business acquired in January last year — and strong sales in Western European market and emerging markets such as Eastern Europe/Russia, Central and South America, the Middle East, etc. supported strong sales. In addition, the value of Japanese yen continued to fall, adding to the sales figures after translation into Japanese yen. In the end, the net sales reached 202,689 million yen, a 22.3% growth from the same period of the previous year.
     With regard to earnings, operating income reached 35,464 million yen (ratio of operating income to net sales; 17.5%), which was a decline of 0.2% from the same period of the previous year, income before income taxes reached 36,489 million yen (ratio of income before income taxes to net sales; 18.0%), a decline of 5.8% and net income reached 25,435 million yen (ratio of net income to net sales; 12.5%), a decline of 26.1%. The main reason for said declines is the special factors that occurred last year — namely, appropriation of about 8.5 billion yen in operating income and about 11.9 billion yen in net income ascribed to a gain from transfer of business pertinent to completion of civil rehabilitation process of a domestic golf club subsidiary, and appropriation of about 2.5 billion yen in income before income taxes and about 1.5 billion yen in net income ascribed to a gain from exchange of the former UFJ Holdings stocks. If these special factors are removed, operating income, income before income taxes, and net income in this third quarter will turn into an increase.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of	As of
	December 31, 2005	December 31, 2006	March 31, 2006

Total assets	312,690	355,553	326,038
Shareholders’ equity	256,442	291,059	266,584
Shareholders’ equity ratio to total assets (%)	82.0%	81.9%	81.8%

		Yen
Shareholders’ equity per share	1,784.38	2,025.40	1,854.99

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the nine months	For the nine months	For the year ended
	ended December 31, 2005	ended December 31, 2006	March 31, 2006

Net cash provided by operating activities	16,770	22,807	25,067
Net cash provided by (used in) investing activities	6,320	(20,805)	7,655
Net cash used in financing activities	(17,957)	(6,301)	(19,548)
Cash and cash equivalents, end of period	30,863	36,289	39,054

[Qualitative information on consolidated cash flows]
     Total cash and cash equivalents (“cash”) at the end of period amounted to 36,289 million yen, down 2,765 million yen from the previous year.
(Net Cash Provided by Operating Activities)
     Continued strong performance resulted in net cash from operating activities amounting to 22,807 million yen.
(Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 20,805 million yen. This reflected mainly the rebuilding of facilities at Head office and Okazaki plant, purchase of securities and other factors.
(Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 6,301 million yen, reflecting the payment of cash dividends and other factors.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(Ref.)
Outlook for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

Yen (million)
For the year ending
March 31, 2007
Consolidated Basis:
Net sales	273,000
Operating income	44,500
Income before income taxes	46,000
Net income	31,700
Net income per share (Yen)	220.59

Non-consolidated Basis:
Net sales	124,000
Operating income	20,000
Ordinary profit	32,500
Net income	22,200
Net income per share (Yen)	154.48

Assumption:
The above outlook is based on the assumption of exchange rates of 117 yen to US$1 and 150 yen to 1 Euro.
[Qualitative information about the outlook for the year ending March 31, 2007]
     Consolidated results for the year ending March 31, 2007 are expected to show sales and profits exceeding previous outlook, helped by strong sales in Western Europe, Eastern Europe/Russia, Central and South America and the Middle East as well as the foreign exchange market that transitioned toward depreciation of the yen.
     As for non-consolidated results for the year ending March 31, 2007, since the shift of the production to the China plant have been going smoothly, net sales will fall short of previous outlook. In terms of profits, it is likely to exceed previous outlook owing to the depreciation of the yen.
     Based on the above, the corrections are made according to the “Revision of the Outlook for Performance” announced today.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

     Our outlook for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2006	March 31, 2007
	(Results)	(Outlook)

Cash dividend per share for the interim period	19 yen	19 yen
	(With a special dividend	(With a special dividend
	of 10 yen)	of 10 yen)
Cash dividend per share for the second half	38 yen
	(With a special dividend	(Note)
of 29 yen)
Total cash dividend per share for the year	57 yen
	(With a special dividend	(Note)
of 39 yen)

Note:	The annual dividend will be set according to the Company’s policy for distribution of earnings, which is to maintain a consolidated dividend payout ratio* of 30% or more.
In addition, the dividend for the second half of the fiscal year will be calculated by deducting the interim dividend from the annual dividend, and the final decision for the dividend will be made at the General Meeting of Shareholders to be held in June 2007.
*	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors) and 100 is multiplied.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	December 31, 2006	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,054	36,289	(2,765)
Time deposits	1,845	6,829	4,984
Marketable securities	47,773	55,977	8,204
Trade receivables—
Notes	1,936	3,174	1,238
Accounts	46,074	48,239	2,165
Less— Allowance for doubtful receivables	(1,016)	(959)	57
Inventories	79,821	91,938	12,117
Deferred income taxes	3,661	3,811	150
Prepaid expenses and other current assets	8,621	9,014	393

Total current assets	227,769	254,312	26,543

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,737	16,708	(1,029)
Buildings and improvements	55,470	55,265	(205)
Machinery and equipment	74,501	75,222	721
Construction in progress	2,340	5,606	3,266

	150,048	152,801	2,753
Less— Accumulated depreciation	(90,845)	(90,301)	544

	59,203	62,500	3,297

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	27,684	(2,755)
Deferred income taxes	698	1,357	659
Other assets	7,929	9,700	1,771

	39,066	38,741	(325)

	326,038	355,553	29,515

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	December 31, 2006	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,728	3,914	2,186
Trade notes and accounts payable	13,908	14,146	238
Accrued payroll	8,224	6,940	(1,284)
Accrued expenses and other	15,224	16,857	1,633
Income taxes payable	6,701	8,134	1,433
Deferred income taxes	176	68	(108)

Total current liabilities	45,961	50,059	4,098

LONG-TERM LIABILITIES:
Long-term indebtedness	104	108	4
Accrued retirement and termination benefits	2,901	3,397	496
Deferred income taxes	7,923	7,907	(16)
Other liabilities	930	1,053	123

	11,858	12,465	607

MINORITY INTERESTS	1,635	1,970	335

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,437	45,437	—
Legal reserve and retained earnings	192,255	209,498	17,243
Accumulated other comprehensive income	5,345	12,605	7,260
Treasury stock, at cost	(258)	(286)	(28)

	266,584	291,059	24,475

	326,038	355,553	29,515

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the nine		For the nine				For the year
	months ended		months ended		Increase		ended
	December 31, 2005		December 31, 2006		(Decrease)		March 31, 2006
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	165,773	100.0	202,689	100.0	36,916	22.3	229,075	100.0
Cost of sales	95,926	57.9	117,595	58.0	21,669	22.6	132,897	58.0

GROSS PROFIT	69,847	42.1	85,094	42.0	15,247	21.8	96,178	42.0
Selling, general, administrative and other expenses	34,295	20.7	49,630	24.5	15,335	44.7	50,400	22.0

OPERATING INCOME	35,552	21.4	35,464	17.5	(88)	(0.2)	45,778	20.0

OTHER INCOME (EXPENSES):
Interest and dividend income	843	0.5	965	0.5	122	14.5	1,301	0.6
Interest expense	(313)	(0.2)	(240)	(0.1)	73	(23.3)	(364)	(0.2)
Exchange losses on foreign currency transactions, net	(106)	(0.0)	(401)	(0.2)	(295)	278.3	(258)	(0.1)
Realized gains on securities, net	2,902	1.8	951	0.5	(1,951)	(67.2)	2,918	1.3
Other, net	(140)	(0.1)	(250)	(0.2)	(110)	78.6	(232)	(0.1)

Total	3,186	2.0	1,025	0.5	(2,161)	(67.8)	3,365	1.5

INCOME BEFORE INCOME TAXES	38,738	23.4	36,489	18.0	(2,249)	(5.8)	49,143	21.5

PROVISION FOR INCOME TAXES	4,298	2.6	11,054	5.5	6,756	157.2	8,732	3.9

NET INCOME	34,440	20.8	25,435	12.5	(9,005)	(26.1)	40,411	17.6

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the nine	For the nine	For the year
	months ended	months ended	ended
	December 31, 2005	December 31, 2006	March 31, 2006
Net cash provided by operating activities	16,770	22,807	25,067
Net cash provided by (used in) investing activities	6,320	(20,805)	7,655
Net cash used in financing activities	(17,957)	(6,301)	(19,548)
Effect of exchange rate changes on cash and cash equivalents	346	1,534	496

Net change in cash and cash equivalents	5,479	(2,765)	13,670
Cash and cash equivalents, beginning of period	25,384	39,054	25,384

Cash and cash equivalents, end of period	30,863	36,289	39,054

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

OPERATING SEGMENT INFORMATION

For the nine months ended December 31, 2005
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	38,624	65,664	34,814	6,399	20,272	165,773	—	165,773
(2) Intersegment	41,393	5,102	2,516	30,561	138	79,710	(79,710)	—

Total	80,017	70,766	37,330	36,960	20,410	245,483	(79,710)	165,773

Operating expenses	60,496	61,270	36,202	32,461	18,304	208,733	(78,512)	130,221
Operating income	19,521	9,496	1,128	4,499	2,106	36,750	(1,198)	35,552

For the nine months ended December 31, 2006
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	45,369	89,244	37,089	7,310	23,677	202,689	—	202,689
(2) Intersegment	48,273	4,259	4,035	49,260	136	105,963	(105,963)	—

Total	93,642	93,503	41,124	56,570	23,813	308,652	(105,963)	202,689

Operating expenses	80,096	80,997	38,927	48,490	21,043	269,553	(102,328)	167,225
Operating income	13,546	12,506	2,197	8,080	2,770	39,099	(3,635)	35,464

For the year ended March 31, 2006
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	53,788	91,249	47,979	8,645	27,414	229,075	—	229,075
(2) Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	—

Total	111,614	97,555	52,300	52,624	27,595	341,688	(112,613)	229,075

Operating expenses	87,468	85,505	50,437	46,162	25,048	294,620	(111,323)	183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and outlook
	Yen (millions)
	For the nine		For the nine
	months ended		months ended
	December 31, 2005		December 31, 2006
	(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)
Net sales	165,773	15.3	202,689	22.3
Domestic	29,827	4.2	34,508	15.7
Overseas	135,946	18.1	168,181	23.7
Operating income	35,552	39.2	35,464	(0.2)
Income before income taxes	38,738	43.0	36,489	(5.8)
Net income	34,440	82.9	25,435	(26.1)
Net income per share (Yen)	239.59		176.99
Employees	8,550		9,008

	Yen (millions)
	For the year		For the six		For the year
	ended		months ending		ending
	March 31, 2006		September 30, 2006		March 31, 2007
	(Results)		(Results)		(Outlook)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	229,075	17.6	131,891	23.7	273,000	19.2
Domestic	41,600	5.6	22,927	14.5	46,500	11.8
Overseas	187,475	20.7	108,964	25.8	226,500	20.8
Operating income	45,778	45.8	21,387	(17.4)	44,500	(2.8)
Income before income taxes	49,143	50.7	21,796	(17.8)	46,000	(6.4)
Net income	40,411	82.6	15,390	(40.4)	31,700	(21.6)
Net income per share (Yen)	281.15		107.09		220.59
Employees	8,629		9,077		—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

2. Consolidated net sales by geographic area
	Yen (millions)
	For the nine		For the nine		For the year		For the six
	months ended		months ended		ended		months ended
	December 31, 2005		December 31, 2006		March 31, 2006		September 30, 2006
	(Results)		(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	29,827	4.2	34,508	15.7	41,600	5.6	22,927	14.5
Europe	65,038	18.3	88,524	36.1	90,504	20.3	56,558	35.3
North America	34,572	21.0	37,172	7.5	47,673	23.9	24,513	18.7
Asia	12,696	0.7	14,268	12.4	16,993	4.0	9,776	15.4
Other regions	23,640	24.7	28,217	19.4	32,305	27.9	18,117	15.4
The Middle East and Africa	7,856	25.9	9,622	22.5	10,921	28.7	6,203	21.2
Central and South America	7,782	61.8	9,488	21.9	10,530	58.9	5,931	16.4
Oceania	8,002	1.3	9,107	13.8	10,854	6.9	5,983	9.1
Total	165,773	15.3	202,689	22.3	229,075	17.6	131,891	23.7

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3. Exchange rates
	Yen
	For the nine	For the nine
	months ended	months ended
	December 31, 2005	December 31, 2006
	(Results)	(Results)
Yen/U.S. Dollar	112.11	116.19
Yen/Euro	136.88	147.98

	Yen
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2006	September 30, 2006	March 31, 2007
	(Results)	(Results)	(Outlook)
Yen/U.S. Dollar	113.32	115.38	117
Yen/Euro	137.83	146.01	150

4. Sales growth in local basis (major countries)
For the nine
months ended
December 31, 2006
(Results)
U.S.A.	(1.5%)
Germany	30.3%
U.K.	15.1%
France	21.5%
China	2.2%
Australia	9.9%

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

5. Production ratio (unit basis)
	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31, 2005	December 31, 2006	March 31, 2006	September 30, 2006
	(Results)	(Results)	(Results)	(Results)
Domestic	29.8%	27.7%	29.4%	27.9%
Overseas	70.2%	72.3%	70.6%	72.1%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost
	Yen (millions)
	For the nine	For the nine
	months ended	months ended
	December 31, 2005	December 31, 2006
	(Results)	(Results)
Capital expenditures	7,931	9,146
Depreciation and amortization	4,201	5,505
R&D cost	3,575	3,959

	Yen (millions)
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2006	September 30, 2006	March 31, 2007
	(Results)	(Results)	(Outlook)
Capital expenditures	11,383	4,873	14,500
Depreciation and amortization	5,922	3,715	7,300
R&D cost	4,826	2,605	5,200

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language